                                June 15, 2009

Via EDGAR

Division of Corporate Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	IPC Holdings, Ltd. – Request to Withdraw Registration Statement on Form S-4
(Commission File No. 333-158264)

Ladies and Gentlemen:

Pursuant to Rule 477 under Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), IPC Holdings, Ltd. (“IPC”) hereby respectfully requests the withdrawal as soon as practicable of its Registration Statement on Form S-4 (Commission File No. 333-158264), which was filed with the Securities and Exchange Commission (the “Commission”) on March 27, 2009, and as amended on April 13, 2009, April 28, 2009, and May 4, 2009 (the “Registration Statement”).

The Registration Statement was filed in connection with the Agreement and Plan of Amalgamation, dated as of March 1, 2009, and amended on March 5, 2009 (the “Amalgamation Agreement”), between IPC, IPC Limited and Max Capital Group Ltd. (“Max”). The Amalgamation Agreement was terminated on June 12, 2009. As a result, the proposed amalgamation contemplated by the Amalgamation Agreement will not occur.

IPC confirms that no shares of its common stock have been or will be issued or sold pursuant to the Registration Statement.

Upon the granting of the Commission’s consent, please forward copies of the order withdrawing the Registration Statement to the undersigned at IPC Holdings, Ltd., American International Building, 23 Richmond Road, Pembroke HM 08, Bermuda and to Melissa Sawyer at Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

If you have any questions regarding this application, please contact Melissa Sawyer at (212) 558-4243.

Very truly yours,

/s/ Melanie J. Saunders
Melanie J. Saunders
Company Secretary & Vice President